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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
   (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*

                                  Aventis S.A.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                              ISIN No. FR0000130460
        -------------------------------------------------------------
                                 (CUSIP Number)

                                  July 30, 2004
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5


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

ISIN No. FR0000130460
------------------------------------------------------------------------------------------------------------
     1.      Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                      Kuwait Petroleum Corporation
------------------------------------------------------------------------------------------------------------
     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)        [    ]
             (b)        [    ]
------------------------------------------------------------------------------------------------------------
     3.      SEC Use Only
------------------------------------------------------------------------------------------------------------
     4.      Citizenship or Place of Organization                      Kuwait
------------------------------------------------------------------------------------------------------------
Number of          5.   Sole Voting Power                  108,027,006           (See Item 4)
Shares             -----------------------------------------------------------------------------------------
Beneficially       6.   Shared Voting Power                          0
Owned by           -----------------------------------------------------------------------------------------
Each Reporting     7.   Sole Dispositive Power             108,027,006           (See Item 4)
Person With        -----------------------------------------------------------------------------------------
                   8.   Shared Dispositive Power                     0
------------------------------------------------------------------------------------------------------------
     9.      Aggregate Amount Beneficially Owned by Each Reporting Person        108,027,006
------------------------------------------------------------------------------------------------------------
     10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------
     11.     Percent of Class Represented by Amount in Row (9)           13.5%
------------------------------------------------------------------------------------------------------------
     12.     Type of Reporting Person (See Instructions)                   CO
------------------------------------------------------------------------------------------------------------


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Item 1.
             (a)        Name of Issuer:  Aventis S.A.

             (b)        Address of Issuer's Principal Executive Offices:

                        Espace Europeen de l'Entreprise
                        16, avenue de l'Europe
                        67917 Strasbourg - Cedex 9
                        France

Item 2.
             (a)        Name of Person Filing:   Kuwait Petroleum Corporation

             (b)        Address of Principal Business Office or, if None,
                        Residence

                        Kuwait Petroleum Corporation
                        P.O. Box 26565
                        Safat 13126
                        Kuwait

             (c)        Citizenship:

                        Kuwait Petroleum Corporation is organized under the laws of Kuwait.

             (d) Title of Class of Securities: Ordinary Shares of Aventis S.A.

             (e)        ISIN Number:  FR0000130460

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

              (a)       [   ] Broker or dealer registered under Section 15 of
                        the Exchange Act.

              (b)       [   ] Bank as defined in Section 3(a)(6) of the
                        Exchange Act.

              (c)       [   ] Insurance company as defined in Section 3(a)(19)
                        of the Exchange Act.

              (d)       [   ] Investment company registered under Section 8 of
                        the Investment Company Act of 1940.

              (e)       [   ] An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E).

              (f)       [   ] An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

              (g)       [   ] A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

              (h)       [   ] A savings associations as defined in Section 3(b)
                        of the Federal Deposit Insurance Act.

                                   Page 3 of 5

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              (i)       [   ] A church plan that is excluded from the definition
                        of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

              (j)       [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              Item 3 is not applicable.

Item 4.       Ownership*

              (a)       Amount beneficially owned:  108,027,006 Ordinary Shares

              (b)       Percent of class: 13.4%

              (c)       Number of shares as to which the person has:

                        (i)       Sole power to vote or to direct the vote:
                                  108,027,006

                        (ii)      Shared power to vote or to direct the vote:  0

                        (iii) Sole power to dispose or to direct the disposition: 108,027,006

                        (iv) Shared power to dispose or to direct the disposition: 0

              *On July 30, 2004, Kuwait Petroleum Corporation tendered 108,027,006 Ordinary Shares of Aventis S.A. pursuant to the tender offer made by Sanofi-Synthelabo S.A. to acquire all of the outstanding Ordinary Shares of Aventis S.A. The acquisition by Sanofi-Synthelabo S.A. of the Ordinary Shares tendered by Kuwait Petroleum Corporation is subject to the terms and conditions of the tender offer.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable.


                                   Page 4 of 5

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:            July 30, 2004

Kuwait Petroleum Corporation

By: /s/ Nader H. Sultan
    --------------------------------------
    Nader H. Sultan
    Deputy Chairman & CEO







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